

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 11, 2016

<u>Via E-mail</u>
Steven Sordello
Senior Vice President and Chief Financial Officer
LinkedIn Corporation
2029 Stierlin Court
Mountain View, CA 94043

> **Re: LinkedIn Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 12, 2016**
> **File No. 1-35168**

Dear Mr. Sordello:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. In your letter to us dated April 24, 2013, you discussed contacts with Syria and Sudan, countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You stated that you do not allow paid services such as premium subscriptions, Talent Solutions and advertising services to be purchased by persons in Syria and Sudan.   You also said that you did not have any agreements, commercial arrangements or other contracts that generate revenue or are fee-based with the Syrian or Sudanese governments, or certain persons or entities designated by OFAC.

    Please tell us whether you continue to prohibit services relating to commercial communications and activities with Syria and Sudan, and whether the other representations in your April 24, 2013 letter remain true. In this regard, we note that we recently located LinkedIn pages for Careers.Sy, which state that it is Syria's number one job site and asks people looking for jobs in Syria to send resumes; and for SudaZone, which advertises jobs in Sudan. We also located LinkedIn profiles for Syriatel and Syria International Islamic Bank, companies which are on the Specially Designated Nationals list maintained by the Treasury Department's Office of Foreign Assets Control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance

        Katharine A. Martin, Esq.
        Wilson, Sonsini, Goodrich and Rosati, PC